                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                    (Amendment No.          12          )*
                                    ---------------------

                             The Timberland Company
                         ------------------------------
                                (Name of Issuer)

                             Class A, Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                  887100 10 5
                         ------------------------------
                                 (CUSIP Number)


-Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 887100 10 5                 13G                   Page  2 Of  5 Pages
-------------------------------------------------------------------------------

  (1)  NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Sidney W. Swartz
       ###-##-####

-------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) Mr. Swartz and his wife are the sole trustees of The
       Swartz Family Charitable Trust which owns 19,000 shares         (a) [X]
       (b) Mr. Swartz' wife is one of the two trustees of
       The Sidney W. Swartz 1982 Family Trust which owns
       5,821,304 shares and is filing a separate Schedule 13G.         (b) {X]

-------------------------------------------------------------------------------
  (3)  SEC USE ONLY

-------------------------------------------------------------------------------
  (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

-------------------------------------------------------------------------------
                       (5)  SOLE VOTING POWER
                            4,803,204
  NUMBER OF
   SHARES             ---------------------------------------------------------
 BENEFICIALLY          (6)  SHARED VOTING POWER
  OWNED BY                  (a) Mr. Swartz and his wife are the sole
    EACH                    trustees of The Swartz Family Charitable
  REPORTING                 Trust which owns 19,000 shares; (b) Mr. Swartz' wife
 PERSON WITH                is one of the two trustees of The Sidney W. Swartz
                            1982 Family Trust which owns 5,821,304 shares and is filing a separate Schedule 13G.

                      ---------------------------------------------------------
                       (7)  SOLE DISPOSITIVE POWER
                            4,803,204

                      ---------------------------------------------------------
                       (8)  SHARED DISPOSITIVE POWER
                            (a) Mr. Swartz and his wife are the sole trustees of The Swartz Family Charitable Trust which owns 19,000 shares; (b) Mr. Swartz' wife is one of the two trustees of The Sidney W. Swartz 1982 Family Trust which owns 5,821,304 shares and is filing a separate
                            Schedule 13G.

-------------------------------------------------------------------------------
  (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,784,204 (but see response #6 and #8 above)

-------------------------------------------------------------------------------
 (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                     [X]
       The aggregate amount excludes the shares of The Sidney W. Swartz
       1982 Family Trust

-------------------------------------------------------------------------------
 (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       23.2%

-------------------------------------------------------------------------------
 (12)  TYPE OF REPORTING PERSON*
       IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 887100 10 5                 13G                    Page 3 of 5 Pages
------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
            ---------------
            The Timberland Company

Item 1(b).  Address of Issuer's Principal Executive Offices:
            ------------------------------------------------
            200 Domain Drive, Stratham, NH 03885

Item 2(a).  Name of Person Filing:
            ----------------------
            Sidney W. Swartz

Item 2(b).  Address of Principal Business Office or, if none, residence:
            ------------------------------------------------------------
            200 Domain Drive, Stratham, NH 03885

Item 2(c).  Citizenship:
            ------------
            United States

Item 2(d).  Title of Class of Securities:
            -----------------------------
            Class A Common Stock

Item 2(e).  CUSIP Number:
            -------------
            887100 10 5

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or
           ---------------------------------------------------------
           13d-2(b), check whether the person filing is:
           ---------------------------------------------
           Not applicable.

Item 4.    Ownership:
           ----------
           (a)  Amount Beneficially Owned:
                4,784,204

           (b)  Percent of Class:
                23.2%

           (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote
                       4,803,204

                 (ii) shared power to vote or to direct the vote (a) Mr. Swartz and his wife are the sole trustees of The Swartz Family Charitable Trust which owns 19,000 shares; (b) Mr. Swartz' wife is one of the two trustees of The Sidney W. Swartz 1982 Family Trust which owns 5,821,304 shares and is filing a separate Schedule 13G.

                (iii) sole power to dispose or to direct the disposition of 4,803,204

                 (iv)  shared power to dispose or to direct the disposition of
                       (a) Mr. Swartz and his wife are the sole trustees of The Swartz Family Charitable Trust which owns 19,000 shares;
                       (b) Mr. Swartz' wife is one of the two trustees of The Sidney W. Swartz 1982 Family Trust which owns 5,821,304 shares and is filing a separate Schedule 13G.



Item 5.    Ownership of Five Percent or Less of a Class:
           ---------------------------------------------
           Not applicable.


Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           ----------------------------------------------------------------
           Not applicable.

CUSIP NO. 887100 10 5                 13G                    Page 4 of 5 Pages
------------------------------------------------------------------------------

Item 7.  Identification and Classification of the Subsidiary Which Acquired
         ------------------------------------------------------------------
         the Security Being Reported on by the Parent Holding Company:
         -------------------------------------------------------------
         Not applicable.


Item 8.  Identification and Classification of Members of the Group:
         ----------------------------------------------------------
         See Row (2) on page 2 of 5.


Item 9.  Notice of Dissolution of Group:
         -------------------------------
         Not applicable.


Item 10. Certification:
         --------------
         Not applicable.

CUSIP NO. 887100 10 5                 13G                    Page 5 of 5 Pages
------------------------------------------------------------------------------

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 14, 2000
--------------------------------


/s/ Sidney W. Swartz
--------------------------------
(Signature)



Sidney W. Swartz
--------------------------------------------
(Name/Title)